Exhibit 99.1
Waldencast Reports Q4 2025 and FY 2025 Financial Results
FY 2025 net revenue of $272.1 million, flat to FY 2024, and Adjusted EBITDA of $16.1 million

Q4 2025 net revenue of $72.0 million, flat to Q4 2024 and Adjusted EBITDA of $6.6 million

Obagi Medical sees continued revenue acceleration as a result of transformation efforts and continued brand momentum, alongside investments supporting the recent launch of its injectables platform

Milk Makeup maintains U.S. consumption growth through distribution expansion, offset by softness in international markets

Waldencast advanced its strategic priorities in 2025, entering medical aesthetics, and strengthening its financial flexibility through the sale of the Obagi Japan trademark and the refinancing of its credit facility. As a result, the Company enters 2026 with a strong foundation for successful growth

March 13, 2026 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the three months ended December 31, 2025 (“Q4 2025”) and year ended December 31, 2025 (“Year Ended 2025”) on Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”), which are also available on our investor relations site at http://ir.waldencast.com/.
“Fiscal 2025 was a defining year of transformation for Waldencast, as we focused on strengthening our operating platform and sharpening our strategic focus to support long-term, profitable growth,” said Michel Brousset, Waldencast Founder and CEO. “While our fourth-quarter performance reflected this transition with mixed results across our portfolio, we have successfully expanded our addressable market, increased the reach and effectiveness of our brand marketing, and significantly strengthened our balance sheet.”
“Obagi Medical continues to demonstrate exceptional momentum, with revenue acceleration driven by robust international demand and U.S. direct-to-consumer success. While reported earnings reflect the intentional, incremental investments made to power our entry into the aesthetics category, the brand’s underlying performance remains strong. The Q1 2026 launch of Obagi® saypha® MagIQ™ is a pivotal milestone that doubles our addressable market1 and cements our leadership in integrated skincare and medical aesthetics.”
“At Milk Makeup, our team’s disciplined execution delivered in Q4 higher year-over-year Adjusted EBITDA, even as we navigated softer international consumption. We are entering 2026 with a strengthened leadership team and a focused investment strategy for our flagship Hydro Grip franchise. Following the success of the Hydro Grip Gel Tint in 2025, we are excited to debut the Hydro Grip Gel concealer in Q1. With a reinforced financial foundation and two powerhouse brands poised for innovation, Waldencast enters 2026 with the favorable momentum necessary to win in the global beauty market.”

Obagi Medical
Obagi Medical delivered accelerated growth through 2025, as strong product innovation and disciplined investment underpinned U.S. e-commerce channel success, while improved fulfillment rates and new
1 In preparing for the Novaestiq transaction, Waldencast engaged management consulting services from a reputed global consulting firm.

distribution partners anchored strong international momentum. The brand remains sharply focused on strategic priorities, rationalizing distribution with the exit of non-strategic channels, and in July announced the acquisition of Novaestiq and the U.S. distribution rights for Obagi® saypha® fillers, a product of Croma-Pharma GmbH. In September, Obagi Medical announced FDA approval for Obagi® saypha® MagIQ™ filler, an exciting milestone in our long-term strategy to build the world’s leading dermatological megabrand at the intersection of skincare and medical aesthetics. One-time costs, related to consolidating U.S. logistics providers and other supply chain optimization, led to strengthened supply chain management and improved in-stock levels. The brand increased investment in internal capabilities to create a scalable platform and support the development and launch of its injectable products, launched in March 2026. In 2025, Obagi incurred approximately $5.3 million of launch-related expenses associated with the Obagi® saypha® MagIQ™ injectables program, primarily product, regulatory and commercial-readiness costs. Excluding these expenses, Obagi’s Q4 2025 Adjusted EBITDA would have been approximately $11.0 million (vs. $5.7 million reported) and FY2025 Adjusted EBITDA approximately $24.7 million (vs. $19.4 million reported).

Milk Makeup
In 2025, Milk Makeup continued to expand its U.S. distribution, launching at Ulta Beauty in Q1 2025 and on Amazon Premium Beauty in Q2 2025. Combined with another year of award-winning innovation, including the Hydro Grip Gel Skin Tint, U.S. consumption grew ahead of market2. However, growth was impacted in the year by softer consumption, in particular internationally, resulting in a year-on-year decline in overall net revenue for the brand. In the second half of 2025, the brand focused on transformative initiatives, including restructuring the team and naming Mazdack Rassi, Co-Founder of Milk Makeup, as President to lead the brand into this new stage of growth. Going into 2026, we are further prioritizing investment in international markets and brand marketing, increasing innovation pace, and strengthening the brand's operating platform.

Strategic Review
As previously announced, Waldencast’s Board of Directors is conducting a comprehensive review of a broad range of strategic alternatives focused on maximizing shareholder value. To support the evaluation of all potential pathways, the Board has retained Lazard as financial advisor.
As part of this review and aligned with our objective to strengthen our balance sheet and sharpen our strategic focus, in November 2025, the Company announced the sale of the Obagi Japan trademark rights to our longstanding commercial partner, Rohto Pharmaceutical Co. Ltd., for $82.5 million, of which $77.5 million was used for debt repayment. Combined with the refinancing of our credit facilities, this transaction significantly reduced our leverage and further strengthened our balance sheet.
The Company does not intend to comment further on the status or timing of this process unless and until the Board approves a definitive course of action or determines that additional disclosure is appropriate. Given the broad scope of the review, there can be no assurance that it will result in a transaction or any other specific outcome.

Fiscal 2026 Outlook

Due to the ongoing Strategic Review, the Company will not be providing an outlook for 2026 at this time.

2 Milk Makeup 2025 U.S. consumption grew 6.2%, compared to 4% growth in U.S. prestige makeup retail sales per Circana.

Q4 2025 Results Overview
Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business, but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.
For the three months ended December 31, 2025 compared to the three months ended December 31, 2024:
Net Revenue decreased 0.1% year-over-year to $72.0 million, as strong growth in Obagi Medical's direct-to-consumer and international channels was offset by softening consumption impacting Milk Makeup, most notably in international markets.
Gross Profit was $48.2 million, while Adjusted Gross Profit totaled $51.2 million, or 71.2% of net revenue, a contraction of 180 basis points compared to the prior year, driven by certain inventory-related adjustments at Obagi Medical, and increased holiday promotions at Milk Makeup offset by favorable channel mix.
Net Loss for Q4 2025 was $33.5 million primarily driven by financing costs related to the refinancing of credit facilities.
Adjusted EBITDA was $6.6 million, or 9.1% of net revenue, 640 basis points lower versus Q4 2024, due to a lower Adjusted Gross Margin, and investment related to 2026 launches, including Obagi Medical's expansion into medical aesthetics.

(In $ millions, except for percentages)	Q4 2025	% Sales	% Growth	Q4 2024	% Sales
Waldencast
Net Revenue	72.0	100.0%	(0.1)%	72.1	100.0%
Adjusted Gross Profit	51.2	71.2%	(2.7)%	52.6	73.0%
Adjusted EBITDA	6.6	9.1%	(41.4)%	11.2	15.5%

Obagi Medical
Net Revenue	47.6	100.0%	12.8%	42.2	100.0%
Adjusted Gross Profit	34.7	72.9%	4.4%	33.2	78.7%
Adjusted EBITDA	5.7	11.9%	(42.4)%	9.8	23.3%

Milk Makeup
Net Revenue	24.4	100.0%	(18.3)%	29.9	100.0%
Adjusted Gross Profit	16.5	67.7%	(14.8)%	19.4	64.9%
Adjusted EBITDA	5.2	21.3%	7.9%	4.8	16.1%

Year Ended 2025 Results Overview
For Year Ended 2025 compared to Year Ended 2024:
Net Revenue decreased 0.7% year-over-year to $272.1 million, as strong growth in Obagi Medical's direct-to-consumer and international channels was offset by softening consumption impacting Milk Makeup, most notably in international markets.
Gross Profit was $183.0 million, while Adjusted Gross Profit totaled $194.7 million, or 71.6% of Net Revenue, a contraction of 270 basis points compared to the prior year, primarily due to Milk Makeup as the brand transitioned away from an exclusive relationship with Sephora, and launch related costs associated with Obagi injectables products.
Net Loss for Year Ended 2025 was $248.1 million, primarily driven by impairment charges on Obagi Medical and Milk Makeup, depreciation and amortization, and financing costs including those incurred as a result of the refinancing of credit facilities.
Adjusted EBITDA was $16.1 million, or 5.9% of Net Revenue, 880 basis points lower than Year Ended 2024, due to a lower Adjusted Gross Margin, and investment related to supply chain rationalization and 2026 launches, including Obagi Medical's expansion into medical aesthetics.
Liquidity: As of December 31, 2025, the Company held $30.4 million in cash and cash equivalents. Net debt totaled $121.7 million. As of December 31, 2024, the Company had $14.8 million in cash and cash equivalents. Net Debt totaled $154.2 million.
New Credit Facility: On 14 November 2025, Waldencast entered into a new $225 million three-year credit facility, replacing its existing facility. The Company has utilized the majority of proceeds from the sale of the Obagi Japan trademark to pay down this debt.
Outstanding Shares: As of February 27, 2026, we had 128,259,872 ordinary shares outstanding, consisting of 118,239,889 Class A shares and 10,019,983 Class B shares.
Year Ended 2025 Highlights

(In $ millions, except for percentages)	Year Ended 2025	% Sales	% Growth	Year Ended 2024	% Sales
Waldencast
Net Revenue	272.1	100.0%	(0.7)%	273.9	100.0%
Adjusted Gross Profit	194.7	71.6%	(4.3)%	203.6	74.3%
Adjusted EBITDA	16.1	5.9%	(60.1)%	40.3	14.7%

Obagi Medical
Net Revenue	161.6	100.0%	8.3%	149.3	100.0%
Adjusted Gross Profit	123.2	76.2%	3.9%	118.6	79.4%
Adjusted EBITDA	19.4	12.0%	(36.3)%	30.5	20.4%

Milk Makeup
Net Revenue	110.4	100.0%	(11.4)%	124.6	100.0%
Adjusted Gross Profit	71.5	64.7%	(15.9)%	85.0	68.2%
Adjusted EBITDA	15.2	13.7%	(47.8)%	29.1	23.3%

Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability from the Obagi Medical China Business, which was not acquired by Waldencast at the time of the business combination with Obagi Medical and Milk Makeup (the “Business Combination”). The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.
Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, the amortization and release of fair value of the related party liability to the Obagi Medical China Business, change in fair value of assets and liabilities, loss on impairment of goodwill, loss on extinguishment of debt, strategic review, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation and acquisitions, and (2) other non-recurring costs, primarily tax restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

(In thousands, except for percentages)	Three Months Ended December 31, 2025	Three Months Ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net Loss	$(33,507)	$(22,597)	$(248,056)	$(48,648)
Adjusted For:
Depreciation and amortization	14,145	15,013	59,184	60,015
Interest expense, net	5,363	4,088	25,094	17,155
Income tax expense (benefit)	(8,925)	4,113	(14,189)	110
Loss on extinguishment of debt	24,398	—	24,398	—
Stock-based compensation expense	2,962	2,993	11,796	9,392
Restatement and related costs(1)	130	3,029	1,694	20,424
Merger and acquisition related costs(2)	184	—	3,291	—
Change in fair value of assets and liabilities	(1,461)	443	(4,510)	(23,679)
Amortization and release of related party liability(3)	—	(4,169)	—	(5,678)
Loss on impairment of goodwill	—	5,031	152,018	5,031
Gain on sale of trademark	(5,679)	—	(5,679)	—
Loss on acquisition	6,233	—	6,233	—
Strategic review costs	1,121	—	1,891	—
Foreign currency translation (gain) loss	696	1,035	65	736
Other non-recurring costs(4)	889	2,205	2,839	5,426
Adjusted EBITDA	$6,550	$11,185	$16,069	$40,284
Net Revenue	$72,008	$72,083	$272,071	$273,868
Net Loss % of Net Revenue	(46.5)%	(31.3)%	(91.2)%	(17.8)%
Adjusted EBITDA Margin	9.1%	15.5%	5.9%	14.7%
(1) Includes mainly legal, advisory, and consultant fees related to the financial restatement of the 2020-2022 periods and associated regulatory investigations and the Business Combination.
(2) Includes legal and advisory fees related to acquisitions, including due diligence and contract negotiations related to the merger and acquisition transactions.
(3) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(4) Other non-recurring costs not directly attributable to the above categories, including restructuring, product discontinuation, and contract termination with certain distributors.
Net Debt Position is defined as the principal outstanding for the Term Loans minus the cash and cash equivalents as of December 31, 2025.

(In thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$771
Long-term debt	135,752
Net carrying amount of debt	136,523
Adjustments:
Add: Unamortized debt discount and debt issuance costs	15,573
Less: Cash & cash equivalents	(30,379)
Net Debt	$121,717

About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the Business Combination. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature “Live Your Look”, its innovative formulas, and clean ingredients. The brand creates vegan, cruelty-free, clean formulas and has its Milk Makeup HQ in Downtown NYC. Milk Makeup offers a portfolio of over 15 product franchises through its U.S. website, milkmakeup.com, and through retail partners including Sephora globally; Ulta Beauty and Amazon Premium Beauty in the U.S.; and Space NK and Boots in the United Kingdom, among other retail partners in Scandinavia and Latin America.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures, including those relating to Novaestiq; the outcome of the strategic review initiated by the Board of Directors; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) our ability to recognize the anticipated benefits from any acquired business, including the acquisition of Novaestiq; (ii) our ability to successfully implement our management’s plans and strategies; (iii) the outcome of the strategic review initiated by the Company’s Board of Directors which may not result in any transaction or if pursued, may not be completed on attractive terms; (iv) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (v) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (vi) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vii) our ability to manage expenses, our liquidity and our investments in working capital; (viii) any failure to obtain governmental and regulatory approvals related to our business and products; (ix) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (x) our ability to raise additional capital or complete desired acquisitions; (xi) our ability to comply with financial covenants imposed under our credit facilities and the impact of debt service obligations and restricted debt covenants; (xii) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xiii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiv) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xv) any shifts in the preferences of consumers as to where and how they shop; (xvi) the impact of any unfavorable publicity on our business or products; (xvii) changes in future exchange or interest rates or credit ratings; (xviii) our ability to comply with laws, regulations, and policies, including as a result of any changes thereto; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2025 20-F (File No. 01-40207), filed with the SEC on March 13, 2026, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Adjusted Gross Profit

	Group
(In thousands, except for percentages)	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net Revenue	$72,008	$72,083	$272,071	$273,868
Gross Profit	48,240	49,450	183,018	191,744
Gross Profit Margin	67.0%	68.6%	67.3%	70.0%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	—	(750)	—	(2,260)
Discontinued product write-off(2)	198	1,139	494	2,864
Amortization expense of intangible assets(3)	2,801	2,801	11,205	11,205
Adjusted Gross Profit	$51,239	$52,639	$194,717	$203,553
Adjusted Gross Margin %	71.2%	73.0%	71.6%	74.3%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(2) Relates to the advanced purchase of specific products for the market in Vietnam sold through the SA distributor that became obsolete when the contract was terminated.
(3) The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net Revenue	$47,603	$42,211	$161,627	$149,266	$24,404	$29,872	$110,444	$124,602
Gross Profit	31,716	30,050	111,525	106,760	16,524	19,395	71,493	84,984
Gross Profit Margin	66.6%	71.2%	69.0%	71.5%	67.7%	64.9%	64.7%	68.2%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	—	(750)	—	(2,260)	—	—	—	—
Discontinued product write-off	198	1,139	494	2,864	—	—	—	—
Amortization expense of intangible assets	2,801	2,801	11,205	11,205	—	—	—	—
Adjusted Gross Profit	$34,715	$33,239	$123,224	$118,569	$16,524	$19,395	$71,493	$84,984
Adjusted Gross Margin %	72.9%	78.7%	76.2%	79.4%	67.7%	64.9%	64.7%	68.2%

Adjusted EBITDA Margin by Segment

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net Income (Loss)	$(24,114)	$(12,114)	$(183,193)	$(31,524)	$(633)	$230	$(26,785)	$8,803
Adjusted For:
Depreciation and amortization	9,652	10,397	40,945	41,591	4,494	4,616	18,239	18,424
Interest expense (income), net	6,039	3,068	19,651	12,391	86	(3)	76	(1)
Income tax expense (benefit)	(8,926)	3,933	(14,240)	(141)	—	25	35	32
Loss on extinguishment of debt	22,282	—	22,282	—	—	—	—	—
Stock-based compensation expense	612	465	402	(328)	788	(338)	2,383	1,167
Restatement (recoveries) and related costs(1)	—	1,061	(107)	5,054	—	—	—	—
Change in fair value of assets and liabilities	(705)	—	(671)	—	—	—	—	—
Amortization and release of related party liability(3)	—	(4,169)	—	(5,678)	—	—	—	—
Loss on impairment of goodwill	—	5,031	132,058	5,031	—	—	19,960	—
Gain on sale of trademark	(5,679)	—	(5,679)	—	—	—	—	—
Loss on acquisition of Novaestiq	6,233	—	6,233	—	—	—	—	—
Strategic review costs	—	—	—	—	—	—	—	—
Foreign currency translation loss	(16)	155	160	223	137	285	496	373
Other non-recurring costs(4)	291	2,011	1,592	3,897	322	—	757	266
Adjusted EBITDA	$5,668	$9,838	$19,433	$30,516	$5,194	$4,814	$15,161	$29,064
Net Revenue	$47,603	$42,211	$161,627	$149,266	$24,404	$29,872	$110,444	$124,602
Net Income (Loss) % of Net Revenue	(50.7)%	(28.7)%	(113.3)%	(21.1)%	(2.6)%	0.8%	(24.3)%	7.1%
Adjusted EBITDA Margin	11.9%	23.3%	12.0%	20.4%	21.3%	16.1%	13.7%	23.3%

	Central costs
(In thousands, except for percentages)	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net Loss	$(8,759)	$(10,714)	$(38,078)	$(25,927)
Adjusted For:
Interest expense, net	(762)	1,024	5,367	4,765
Income tax expense	1	155	16	219
Loss on extinguishment of debt	2,116	—	2,116	—
Stock-based compensation expense	1,561	2,866	9,011	8,553
Restatement and related costs (1)	130	1,968	1,801	15,370
Merger and acquisition related costs(2)	184	—	3,291	—
Change in fair value of assets and liabilities	(755)	443	(3,839)	(23,679)
Strategic review costs	1,121	—	1,891	—
Foreign currency translation gain	576	595	(591)	140
Other non-recurring costs(4)	276	194	490	1,263
Adjusted EBITDA	$(4,312)	$(3,468)	$(18,525)	$(19,296)
Net Revenue	$—	$—	$—	$—
Net Loss % of Net Revenue	N/A	N/A	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A	N/A	N/A
(1) Includes mainly legal, advisory, and consultant fees related to the financial restatement of the 2020-2022 periods and associated regulatory investigations and the Business Combination.
(2) Includes legal and advisory fees related to acquisitions, including due diligence and contract negotiations related to the merger and acquisition transactions.
(3) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(4) Other non-recurring costs not directly attributable to the above categories, including restructuring, product discontinuation, and contract termination with certain distributors.